October 6, 2008

VIA EDGAR AND DHL EXPRESS

H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	The Western Union Company
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 26, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 8, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2008
Filed May 2, 2008
Form 10-Q for Fiscal Quarter Ended June 30, 2008
Filed August 5, 2008
File No. 001-32903

Dear Mr. Owings:

The Western Union Company (referred to in this letter as “Western Union,” “the Company,” “we,” or “us”) received your letter dated September 3, 2008 (the “Comment Letter”) regarding the above-referenced filings with the United States Securities and Exchange Commission (the “SEC”). For your convenience in reviewing our responses, we restate below each comment made by the Staff of the Division of Corporation Finance (the “Staff”) and provide our response immediately following such comment. We intend to comply with each comment in our future filings, as appropriate.

Form 10-K for Fiscal Year Ended December 3, 2007

Item 9A.	Controls and Procedures, page 126

Comment No. 1: If you choose to disclose the definition of the term disclosure controls and procedures in management’s evaluation, please include the entire definition of the term, as provided in Rule 13a-15(e) or 15d-15(e) of the Securities Exchange Act of 1934. We note that you state that your disclosure controls and procedures were effective to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified. In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure.

Response No. 1: The Company will revise this section, as appropriate, in all future Form 10-K filings as follows:

“Our management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our controls and procedures related to our reporting and disclosure obligations as of December 31, 200X, which is the end of the period covered by this Annual Report on Form 10-K. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 200X, the disclosure controls and procedures were effective to ensure that information required to be disclosed by us, including our consolidated subsidiaries, in the reports we file or submit under the Exchange Act, is recorded, processed, summarized and reported, as applicable, within the time periods specified in the rules and forms of the Securities and Exchange Commission, and are designed to ensure that information required to be disclosed by us in the reports that we file or submit are accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.”

Exhibits 31.1 and 31.2

Comment No. 2: We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Response No. 2: The Company confirms that it will revise Exhibits 31.1 and 31.2 in all future Form 10-K filings so that the certifying individual’s title is not included in the identification of the certifying individual at the beginning of the certification.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 10

The Western Union 2007 Executive Compensation Program, page 14

Comment No. 3: We note your disclosure on page 16 that the performance targets for the business units are not disclosed because of the insight such information would give to the company’s competitors. Please expand this discussion to provide additional detail about the competitive harm such disclosure could cause the company or to provide additional support as to why disclosure is unnecessary. Please also expand the disclosure to provide additional detail regarding the difficulty in achieving the targets. See Instruction 4 to Item 402(b) of Regulation S-K.

Response No. 3: The Company provides annual incentive compensation through its Senior Executive Annual Incentive Plan (the “Annual Incentive Plan”), which is a stockholder approved plan providing an overall limit on tax-deductible incentive awards to named executive officers. As noted on page 15 of our Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”), the Compensation Committee of the Board of Directors (the “Compensation Committee”) established a bonus pool under the Annual Incentive Plan in an amount up to 3% of the Company’s consolidated operating income, and allocated the pool among the participants to set the maximum amount that each could receive. This allows the Compensation Committee to exercise “negative discretion” in setting payouts under the Annual Incentive Plan. In exercising negative discretion, the Compensation Committee set target awards as a percentage of base salary.1 Awards for executives who hold corporate-wide positions are based on overall corporate performance. Awards for executives who are responsible for particular business units are based 75% on corporate performance and 25% on business unit performance.

The Company disclosed the extent to which the 2007 business unit performance targets were achieved, and the actual incentive amounts paid, on pages 21 - 23 of the Proxy Statement. However, as described in our supporting analysis below, we believe that quantitative disclosure of the actual business unit performance targets established is not required, for two reasons. First, we believe that this information is not material to investors, because sufficient information already is contained in the Proxy Statement regarding the operation of the Annual Incentive Plan, and the business unit performance goals represented only 25% of the potential award under the Annual Incentive Plan for three of seven named executive officers and contributed, on average, less than 5% of the total compensation of such three executives for 2007. Second, we believe that disclosure of specific business unit performance targets potentially would result in competitive harm to the Company and its stockholders. Although we do not believe that an expanded discussion of competitive harm is required to be disclosed in the Proxy Statement, we have included this discussion in Part B of this response below and intend to include an expanded discussion of competitive harm in future filings (as set forth in Part B of this response below).

Supporting Analysis

A.	Materiality of Disclosure Regarding Performance Goals

Item 402(b) and Instruction 1 state that the purpose of the Compensation Discussion and Analysis is to provide to investors information that is (i) “material” or comprises “material elements of the registrant’s compensation of the named executive officers,” and (ii) “necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.” Accordingly, quantitative disclosure regarding business unit performance targets need only be included in the Compensation Discussion and Analysis if such information is material and necessary to an understanding of our compensation policies and decisions for our named executive officers.

[1]

These targets were set much lower than the bonus pool allocation for each executive. Actual awards to our named executive officers for 2007 performance totaled 5% of the bonus pool, or 0.14% of consolidated operating income.

With respect to the Annual Incentive Plan, narrative information regarding the structure of the Annual Incentive Plan, including analysis regarding why we designed the plan using that structure, is material and necessary because the Annual Incentive Plan is an important component of the compensation program for our named executive officers. However, we do not believe that information regarding the business unit performance targets for 2007 under the Annual Incentive Plan is material or necessary because such disclosure would not give investors any significant insight into our short-term performance-based compensation program or the operation of the Annual Incentive Plan.

As described in the Proxy Statement, incentive compensation with respect to business unit performance was tied to the attainment of two financial performance measures – revenue growth and operating income growth. We did not disclose the business unit targets because business unit performance comprised only 25% of the incentive award opportunity under the Annual Incentive Plan for just three of seven named executive officers and, on average, less than 5% of the total compensation of such three executives for 2007.

We believe that our disclosure in the Proxy Statement of the material elements of the Company’s annual incentive compensation is sufficiently detailed to provide investors with an understanding of the Company’s compensation policies and decisions regarding its named executive officers. In contrast, information regarding the specific numeric performance targets used as business unit performance measures does not significantly aid an investor’s understanding and, therefore, is not “necessary to an understanding of [the Company’s] compensation policies and decisions regarding” its named executive officers.

In addition, in assessing the materiality of disclosure regarding quantitative performance goals it is important to note that the Proxy Statement already contains a significant amount of information regarding the Annual Incentive Plan. Specifically, the Proxy Statement discloses the following information regarding the Annual Incentive Plan:

•	why and how the Compensation Committee structured the current Annual Incentive Plan,

•	the amount that would be paid at target, as a percentage of base salary,

•	the amounts of annual incentive compensation actually paid for 2007 performance,

•	the percentage satisfaction of the business unit target for each named executive officer,

•	the specific performance measures used in determining whether and to what extent payments would be made, and

•	the Compensation Committee’s assessment of the level of difficulty inherent in attaining those goals.

Given all of the disclosures already contained in the Proxy Statement regarding the Annual Incentive Plan, the disclosure of the specific numeric business unit performance targets would not add significantly to an “understanding of the Company’s compensation policies and decisions,” and is not otherwise material.

The standard for assessing materiality in the context of the securities laws is well understood. As stated by the Supreme Court in TSC Industries v. Northway and elsewhere, “[a]n omitted fact is material if there is a substantial likelihood that a reasonable shareholder would consider it important in” making voting and other decisions regarding the stock. 426 U.S. 438, at 449 (1976). For the reasons described above, it is highly unlikely that a “reasonable” shareholder would find disclosure of information regarding specific business unit performance targets (representing, on average, less than 5% of the total compensation paid to the three named executive officers with such targets) to be “important” in making any voting decision. Adding specific business unit performance targets to the disclosure already contained in the Proxy Statement would not aid investors in any meaningful way. Therefore, we believe that disclosure of these performance goals is not required.

Nevertheless, even if we assume, for purposes of argument, that information regarding specific quantitative performance goals is material, Instruction 4 to Item 402(b) provides that such information need not be disclosed if disclosure would result in competitive harm to the Company. The following section explains why we believe this standard is met with respect to the Annual Incentive Plan.

B.	Competitive Harm

Awards for the business unit component of the Annual Incentive Award are based on a matrix reflecting ranges of revenue and operating income growth. The ranges for each business unit are established based on the confidential internal operating plans for each business unit. The target level of a business unit performance goal under the Annual Incentive Plan represents senior management’s projections of a strong, yet achievable, growth plan for that business unit based on historical performance, planned investment, economic factors and industry trends. The matrix establishes payout levels from 0% to 200% based on combinations of performance within the set ranges.

Western Union is a high growth company, with rates of growth varying significantly across regions in the world. Western Union makes investment decisions based on its expectation and goals for growth in particular areas of the world. We believe that quantifying regional performance measures in our Proxy Statement would cause the Company potentially to suffer competitive harm because it would allow competitors in the relevant regions to understand the confidential strategic business plans of the Company in those regions and the manner in which the Company responds to (and anticipates) changes in its operating, economic and competitive environment. Specifically, disclosure of regional quantitative performance goals would enable competitors to understand: 1) the Company’s strategic plans relating to revenue and operating income and, thus, spending in a particular market; 2) the relative importance that the Company puts on any particular region or market; and 3) through trending analysis over a period of years, the extent to which and the manner in which the Company calibrated those plans based on general market or competitive conditions, whether actual or anticipated.

If the Company were to disclose these business unit compensation targets over time, competitors could discern the pattern of the Company’s investment strategies. This could enable competitors to identify the Company’s decision to invest for revenue growth versus operating income growth, for example, and identify how the Company’s focus shifted during the course of a year compared with its original plan for that region in the face of changing operating, competitive or market conditions. This could give competitors insight as to how the Company is likely to react to these conditions in the future, enabling competitors to directly target regions based on that information.

For example, Mr. Marsh’s 2007 business unit performance goals were derived from the consumer-to-consumer business in Asia-Pacific, a highly competitive market. The performance goals were based on revenue and operating income growth. The Asia-Pacific consumer-to-consumer business unit is a high growth area of our business, both with respect to revenue and operating income. This region includes markets, such as China and the Philippines, in which the Company has experienced strong growth in recent years and in which competitors have become increasingly interested and active. The Company discloses the Asia-Pacific region’s revenue growth figures in its periodic reports and has disclosed to investors the percentage of the Company’s total operating income and revenue which is allocable to the Asia-Pacific region. This information, combined with Mr. Marsh’s performance targets set at the beginning of the year, could give these competitors an understanding of the business’s short-term investment priorities and pricing strategy for the Asia-Pacific region. As the Company files future proxy statements and as its performance goals for multiple fiscal years become publicly available, competitors would be able to discern patterns in the Company’s internal operating plans. Competitors then could track shifts in the Company’s focus on revenue growth compared to margin, which could lead to visibility into how the Company makes decisions regarding expenditures in the region, in response to market conditions and competitive dynamics. This insight could give competitors predictive capability regarding future strategic decisions of the Asia-Pacific consumer-to-consumer business that could drive their competitive responses. For example, if a competitor predicts that the Company’s Asia-Pacific consumer-to-consumer business will decrease investments in response to particular market conditions, the competitor could decide to increase investments or decrease prices in key markets to gain a competitive advantage.

Furthermore, insight into our confidential internal operating plans could enable our competitors to inform our agents in the relevant region when we fail to meet our objectives for that region, particularly if we fail by a significant amount. The Company offers its services through a network of independent agents who receive commissions on the Company’s money transfer transactions they support. In many cases, particularly in countries where money transfers are predominantly received rather than sent, these agents’ businesses focus on a particular region or “corridor” in which money transfers are conducted. If we fail to meet the performance objectives for the business unit in which that agent is located, it does not necessarily follow that the region or country in which a particular agent operates is not doing well, since the business unit includes many countries and corridors. Nevertheless, a perceived shortfall in regional performance could cause agents to be concerned about their revenue stream from our service offerings, thereby causing the agent to decide to offer a competitor’s service. We could then be compelled, in future periods, to use a less aggressive approach in setting financial performance goals in order to prevent the competitive harm that otherwise would result. It is also possible that if we were required to disclose the specific financial performance goals for our business units, our Compensation Committee would consider modifying our Annual Incentive Plan so that the performance pay was based solely on corporate performance and not on business unit performance.

Accordingly, we do not believe that disclosure of specific performance goals is required because it would result in competitive harm to the Company and its stockholders.

If it is determined that information regarding specific quantitative performance goals is material to an investor’s voting decision, in response to the Staff’s Comment No. 3, we intend to expand our disclosures in future filings regarding the Compensation Committee’s assessment of how difficult it would be for the named executive officers to achieve the undisclosed performance goals by including disclosure similar to the disclosure below. Please note that, in future years, we intend to provide greater detail regarding the historical achievement of the business unit target payout opportunity. We are unable to expand the disclosure at this time to include such historical information because 2007 was the first year in which we granted performance awards under the Annual Incentive Plan. Following is the expanded disclosure we would provide in future filings.

As with the corporate performance grids, the Compensation Committee established these targets at levels which would encourage strong, focused performance from the business units. The 100% payout level for each business unit was designed to be reasonably achievable with strong management performance, given the Company’s strategic objectives and the economic and market conditions at the time the targets were set. Payout above this level, at the upper end of the grids, was designed to be difficult to achieve under those assumptions, while payout at the lower end of the grid but above the threshold level was designed to be achievable with sound management performance. For 2007 and 2008, the average percentage earned under the Annual Incentive Plan for the named executive officers with a business unit component was 67% and XX%, respectively, of the target payout opportunity.

Form 10-Q for Fiscal Quarter Ended March 31, 2008

Form 10-Q for Fiscal Quarter Ended June 20, 2008

Comment No. 4: Please comply with the above comments in the company’s quarterly reports, as applicable.

Response No. 4: The Company confirms that future Quarterly Reports on Form 10-Q will address the Staff’s comments, above, as applicable.

*****

As requested in the Comment Letter, we acknowledge that:

1. We are responsible for the adequacy of disclosures in our filings with the SEC;

2. Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

3. We may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding our responses, please contact Sarah Kilgore, Associate General Counsel and Assistant Secretary or the undersigned at 720-332-1000.

Sincerely,

/s/ David Schlapbach
David Schlapbach
Executive Vice President,
General Counsel and Secretary